

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Richard Herrera
President
Full Throttle Indoor Kart Racing Inc.
1780 S. Bellaire Street, Suite 835
Denver, CO 80202

> **Re:** **Full Throttle Indoor Kart Racing Inc.**
> **Registration Statement on Form S-1**
> **Filed June 25, 2010**
> **File No. 333-167799**

Dear Mr. Herrera:

We have reviewed your responses to the comments in our letter dated July 22, 2010 and have the following additional comments.

General

1. We note your response to our prior comment 1; however, please revise your disclosure to state how many full-time and part-time employees you currently employ.

2. We note your response to our prior comment 4 and reissue in part. Please revise to provide legible graphics and remove images that are not created, owned or licensed by you. For example, we note that graphics on pages 16 and 22 are not legible. In addition, please confirm to us that you own the cart and car depicted on pages 17 or 18, or remove these images from your registration statement.

Offering Summary, page 3

3. We note your response to our prior comment 12 and reissue in part. Please revise to quantify your losses for the most recent audited period and disclose the amount of time that your present capital will last at your current burn rate here and in the liquidity and capital resources section. Similarly, revise your disclosure on page 8 to clarify how long you expect $430,000 – the funds allocated to fund ongoing operations – to provide funding for your operations.

4. We note your response to our prior comment 13 and reissue in part. Please remove the following partial sentence on page 12: "[t]herefore, by achieving the perception of speed

at lower velocities." In addition, please remove or substantiate the following statements on page 17:

- "[t]his excess weight dramatically reduces cornering capability and places tremendous demands on braking capabilities of the karts"; and
- [b]ased on these factors, we determined that the overall financial performance and the quality of the racing experience provided by karts powered by internal combustion engines is superior to electric powered karts."

5. We note your response to our prior comment 14 and reissue in part. Please revise your summary and risk factors sections to disclose that you are a development stage company. Also state your significant expenses and the amount of cash you have as of the most recent practical date.

Cap and Trade on Release of Carbon could affect operations, page 6

6. Please revise the text or the heading of the risk factor because you have removed the reference to carbon caps.

Use of Proceeds, page 8

7. In the explanatory paragraph, you estimate offering expenses at $37,500. However, the table lists offering expenses as $37,750. Please revise for consistency.

Plan of Distribution, page 9

8. We note your response to our prior comment 9 and reissue in part. Please revise your plan of distribution section on page 9 to specify the duration of your offering extension.

Track Membership, page 13

9. We note your response to our prior comment 24; however, please refer to page 13 and clarify your disclosure to state the length of your membership.

Arrive and Drive, page 13

10. We note your response to our prior comment 11 and reissue in part. Please revise your arrive and drive section on page 13 to make it anticipatory in nature.

Race Novelty Items, page 14

11. We note your response to our prior comment 25 and reissue. Please remove references to NASCAR, F1 and Indy Car on page 14 of your registration statement.

Plan of Operations, page 21

12. We note your response to our prior comment 27 and reissue. We note that you included a detailed description of your business and marketing plans on pages 11 through 16. However, please revise your plan of operations section to discuss your plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, and your intended sources and uses of funds, providing specific time frames and quantifying estimates of these amounts for each step. For example, on page 16 you describe a number of possible revenue sources but do not specify what marketing strategy or strategies you intend to focus on and how soon you intend to implement such strategies.

Compensation Discussion and Analysis, page 27

13. We note your response to our prior comment 33 and reissue. Please clarify whether your current compensation structure includes salaries or retainers paid to officers or directors. Additionally, please clarify in your use of proceeds section whether you anticipate paying any of your officers or directors from the proceeds received from this offering.

Code of Ethics, page 25

14. We note your response to our prior comment 38 and reissue. Please confirm that you will have a functioning and publicly accessible website prior to effectiveness to allow review of your website's content.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Denis Brovarove, Esq.
       via fax: (303)-466-4092